

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Howard J. Weisman
Chief Executive Officer
PaxMedica, Inc.
50 Tice Boulevard, Suite A26
Woodcliff Lake, NJ 07677

 Re: **PaxMedica, Inc.**
 Amendment No. 2 to Registration Statement on Form S-1
 Filed August 28, 2020
 Amendment No. 3 to Registration Statement on Form S-1
 Filed September 2, 2020
 File No. 333-239676

Dear Mr. Weisman:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six Months Ended June 30, 2020 to the Six Months Ended June 30, 2019
Operating Expenses
General and Administrative, page 49

1. Please revise your disclosure to quantify the reasons for the change in general and administrative expenses as previously requested in prior comment 9 in our letter dated June 11, 2020.

Description of Capital Stock
Choice of Forum, page 97

2. Your amended and restated certificate of incorporation filed as Exhibit 3.2 states that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please expand your disclosure here and in your risk factor on page 39 to reflect this forum selection provision and to highlight risks associated with this provision, including uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

You may contact Ameen Hamady at 202-551-3891 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven M. Skolnick, Esq.